

10012941

SEC Mail Processing

JUN 21 2010

Washington, DC
124

7640 Pelham Road
Greenville, SC 29615 USA

T 864-627-8800
F 864-675-0106

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Computer Dynamics, Inc. 401(k) and Profit Sharing Plan
7640 Pelham Road
Greenville, SC 29615-5736

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Computer Dynamics, Inc. 401(k) and Profit Sharing Plan

Date June 9, 2010

Karen McGregor
(Signature)*
Name: Karen McGregor
Title: Finance Payroll Administrator

**Print name and title of the signing official under the signature.*



Exhibit 23

Consent of Independent Registered Public Accounting Firm

Computer Dynamics, Inc.
401(k) and Profit Sharing Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 9, 2010, with respect to the statements of net assets available for plan benefits of the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan as of December 31, 2009 and 2008, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2009 and schedule H, line 4a-schedule of non-exempt transactions for delinquent participant contributions for the year ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan.

KPMG LLP

New York, New York
June 9, 2010


KPMG

COMPUTER DYNAMICS, INC. 401(k)

AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN

December 31, 2009 and 2008

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Telephone +1 212 758 9700
Fax +1 212 758 9819
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Computer Dynamics, Inc. 401(k) and Profit Sharing Plan

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2009 and 2008, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 and schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 9, 2010

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Assets:		
Investments, at fair value (notes 3 and 4)	$ 3,366,224	$ 2,705,029
Loans to participants	122,758	143,893
Participant contributions receivable	4,656	6,912
Employer contributions receivable	3,093	4,020
Accrued dividends and interest	2,182	4,862
Total assets	3,498,913	2,864,716
Liabilities:		
Payable for excess contributions	1,500	—
Net assets available for plan benefits, prior to adjustment	3,497,413	2,864,716
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(4,071)	6,832
Net assets available for plan benefits	$ 3,493,342	$ 2,871,548

See accompanying notes to financial statements.

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2009 and 2008

	2009	2008
Additions/(reductions) to net assets attributed to:		
Investment income:		
Net appreciation/(depreciation) in fair value of investments (note 3)	$ 460,066	$ (1,226,532)
Dividends and interest	47,984	136,690
Total investment income/(loss)	508,050	(1,089,842)
Interest on loans to participants	6,477	7,334
Contributions:		
Participant	157,245	220,275
Employer	90,567	25,917
Total contributions	247,812	246,192
Total additions/(reductions)	762,339	(836,316)
Deductions from net assets attributed to:		
Benefits paid to participants	140,145	405,956
Expenses and loan fees (note 1)	400	16,134
Total deductions	140,545	422,090
Net increase/(decrease)	621,794	(1,258,406)
Net assets available for plan benefits at:		
Beginning of year	2,871,548	4,129,954
End of year	$ 3,493,342	$ 2,871,548

See accompanying notes to financial statements.

(1) Description of the Plan

The Computer Dynamics, Inc. 401(k) and Profit Sharing Plan (the "Plan") is a defined contribution plan covering employees of Computer Dynamics, Inc. (the "Company"), whose ultimate parent is General Electric Company ("GE"), who have completed three months of service and have reached the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. ("MG Trust") is the Plan's custodian and trustee and Ascensus, Inc. is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund primarily invests in shares of GE Common Stock, with a small portion of the fund held in cash or other short-term investments to provide liquidity.

(b) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(c) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(d) GE Institutional Small-Cap Equity Fund – The fund invests primarily in equity securities of small-cap companies that management believes are undervalued by the market but have solid growth prospects. These companies generally have market capitalizations that fall within the range of the Russell 2000 index.

(e) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(f) GE Institutional Premier Growth Equity Fund – The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

(g) American Century One Choice Funds – These funds primarily invest in underlying equity securities such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

American Century One Choice Portfolio: Aggressive

American Century One Choice Portfolio: Moderate

American Century One Choice Portfolio: Conservative

On May 15, 2009 the American Century One Choice Portfolio: Aggressive replaced the GE Aggressive Allocation Fund, the American Century One Choice Portfolio: Moderate replaced the GE Moderate Allocation Fund and the American Century One Choice Portfolio: Conservative replaced the GE Conservative Allocation Fund.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds (underlying funds) that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

(h) Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities. On February 27, 2009, the Galliard Capital Management Stable Value Fund replaced the State Street Stable Income Fund.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to defer up to 15% of their compensation before tax subject to limitations imposed by law. Eligible employees may make "rollovers" to the Plan if they qualify for "rollover" treatment.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make additional catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants were generally $16,500 and $15,500 in 2009 and 2008, respectively. For participants eligible to make catch-up contributions, the 2009 and 2008 limits on catch-up contributions were generally $5,500 and $5,000, respectively.

Employer Contributions

The Company provides a matching contribution equal to 100% up to the first 3% of eligible compensation before tax. The Company may also provide an additional discretionary contribution to the Plan. There were no discretionary contributions made in 2009 and 2008.

Vesting

Participants are fully vested in their contributions to the Plan and earnings thereon. The Plan provides for participants to be vested in Company matching and discretionary contributions and earnings thereon as follows:

Years of Service	Percent
Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%

Forfeitures

At December 31, 2009 and 2008 forfeited non-vested amounts (including unrealized appreciation) totaled $1,338 and $1,105, respectively. No forfeitures were used to pay Plan expenses or reduce Company contributions during 2009. During 2008, forfeitures amounting to $14,980 and $84,678 were utilized to pay Plan expenses and reduce Company contributions, respectively. Gains/(Losses) on forfeiture balances were $217 and ($4,079) in 2009 and 2008, respectively. Additions to forfeiture balances were $16 and $1,268 during 2009 and 2008.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Loans to Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the day the loan is requested. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Loans to participants at December 31, 2009 and 2008 were $122,758 and $143,893, respectively. Interest from loans to participants for the years ended December 31, 2009 and 2008 was $6,477 and $7,334, respectively.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Company contributions may not be withdrawn while a participant is employed by the Company prior to age 65. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, vested employer contributions and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or a direct rollover. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies as a direct rollover.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including record-keeping expenses and trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses. For the mutual funds, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan's investment in the Stable Value Fund included in the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b) Accounting Changes

The Financial Accounting Standards Board (FASB) has made the Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC combines all previously issued authoritative U.S. generally accepted accounting principles (GAAP) into one codified set of guidance organized by subject area. In these financial statements, references to previously issued accounting standards have been replaced with the relevant ASC references. Subsequent revisions to GAAP by the FASB will be incorporated into the ASC through issuance of Accounting Standards Updates (ASU).

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(d) Fair Value Measurements

We adopted ASC 820, Fair Value Measurement and Disclosures for all financial investments accounted for at fair value.

For financial assets and liabilities fair valued on a recurring basis, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. In addition, we retained independent pricing vendors to assist in valuing certain instruments.

The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities primarily include registered investment companies.

The Plan's ownership in the collective funds and the GE Stock Fund are carried at fair value based on the investment's net asset value per unit and included in Level 2.

When quoted market prices are unobservable, we obtain pricing information from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. In infrequent circumstances, our pricing vendors may provide us with valuations that are based on significant unobservable inputs, and in those circumstances we classify the investment securities in Level 3.

See note 4 for additional information.

(e) Loans to Participants

Loans to participants equal the outstanding principal balance plus accrued interest, which approximates fair value.

(f) Payment of Benefits

Benefit payments to participants are recorded when paid.

(g) Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's asset.

(h) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair value of the Plan's investments at December 31, 2009 and 2008:

		2009			2008	
GE Common Stock Fund	$	329,152	*	$	257,121	*
Mutual funds:						
GE Institutional Income Fund		307,121	*		276,443	*
GE Institutional International Equity Fund		241,462	*		221,993	*
GE Institutional Small-Cap Equity Fund		518,823	*		374,793	*
GE Institutional U.S. Equity Fund		364,426	*		302,020	*
GE Institutional Premier Growth Equity Fund		313,900	*		226,780	*
American Century One Choice Portfolio: Aggressive		198,989	*		—	
American Century One Choice Portfolio: Moderate		182,999	*		—	
American Century One Choice Portfolio: Conservative		112,715			—	
GE Aggressive Allocation Fund		—			160,671	*
GE Moderate Allocation Fund		—			130,198	
GE Conservative Allocation Fund		—			85,905	
Total mutual funds		2,240,435			1,778,803	
Collective trust funds:						
Galliard Capital Management Stable Value Fund		796,637	**		—	
State Street Stable Income Fund		—			669,105	**
Total collective trust funds		796,637			669,105	
Total Investments, at fair value	$	3,366,224		$	2,705,029	

* Investment option represents more than 5% of the Plan's net assets.

** Contract value at December 31, 2009 and 2008 for the Stable Value Fund and the Stable Income Fund was $792,566 and $675,937, respectively. The amounts presented in the table reflect fair value and also represent more than 5% of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought, sold as well as held during the year) appreciated/(depreciated) during 2009 and 2008 as follows:

	2009	2008
GE Common Stock Fund	$ 27,110	$ (240,718)
Mutual funds	432,956	(985,814)
Total	$ 460,066	$ (1,226,532)

Dividends and interest for the years ended December 31, 2009 and 2008 were $47,984 and $136,690, respectively.

The average yield of the underlying assets earned by the Plan from the Stable Value Fund was 3.02% and 2.96% at December 31, 2009 and 2008, respectively. The average crediting interest rate was 2.88% and 3.48% at December 31, 2009 and 2008, respectively.

(4) Fair Value Measurements

We adopted ASC 820 effective January 1, 2008 for all financial investments accounted for at fair value. This guidance establishes a new framework for measuring fair value and expands related disclosures. Broadly, the framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. It also established a three-level valuation hierarchy based upon observable and non-observable inputs.

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock Fund	$ —	$ 329	$ —	$ 329
Mutual funds	2,240	—	—	2,240
Collective trust fund:				
Galliard Capital Management Stable Value Fund	—	797	—	797
Total Investments, at fair value	$ 2,240	$ 1,126	$ —	$ 3,366

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock Fund	$ —	$ 257	$ —	$ 257
Mutual funds	1,779	—	—	1,779
Collective trust fund:				
State Street Stable Income Fund	—	669	—	669
Total Investments, at fair value	$ 1,779	$ 926	$ —	$ 2,705

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2009 or 2008.

(5) Risk and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund and a variety of investment funds, consisting of mutual funds and a collective trust fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated March 31, 2008, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

During the year ended December 31, 2009, the Plan Sponsor terminated employees related to work force reductions. In aggregate the termination represented a partial termination of the Plan. As a result of this partial termination, all affected employees were fully vested as of the date of their termination. No other provisions of the Plan were affected by this event.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

During 2009, the Company identified an error related to employee and employer contributions transmitted incorrectly through payroll. The error resulted in the late remittance of elective deferrals and employer match for 30 participants in the amounts of $1,121 and $590., respectively, as prescribed by Department of Labor regulations. The Company made contributions to the affected participants' accounts to compensate those employees an aggregate of $87 for potential lost income due to this error. The Company has taken corrective actions.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(9) Reconciliation of Financial Statements to Form 5500

Loans to participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2009 and 2008 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2009	2008
Total Investments, at fair value per financial statements	$ 3,366,224	$ 2,705,029
Loans to participants	122,758	143,893
Total Investments per Form 5500	$ 3,488,982	$ 2,848,922

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net Assets Available for Plan Benefits, per the financial statements	$ 3,493,342	$ 2,871,548
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,071	(6,832)
Net Assets Available for Plan Benefits, per the Form 5500	$ 3,497,413	$ 2,864,716
Total Net Increase/(Decrease), per the financial statements	$ 621,794	$ (1,258,406)
Adjustment from contract value to fair value for fully benefit responsive investment contracts for current period	4,071	(6,832)
Adjustment from contract value to fair value for fully benefit responsive investment contracts for prior period	6,832	20,025
Total Net Income/(Loss), per the Form 5500	$ 632,697	$ (1,245,213)

Supplemental Schedule I

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock Fund	Collective trust fund	39,332	$	329,152
*	GE Institutional Income Fund	Mutual fund	33,824		307,121
*	GE Institutional International Equity Fund	Mutual fund	21,812		241,462
*	GE Institutional Small-Cap Equity Fund	Mutual fund	44,959		518,823
*	GE Institutional U.S. Equity Fund	Mutual fund	34,674		364,426
*	GE Institutional Premier Growth Equity Fund	Mutual fund	39,734		313,900
	American Century One Choice Portfolio: Aggressive	Mutual fund	18,808		198,989
	American Century One Choice Portfolio: Moderate	Mutual fund	17,478		182,999
	American Century One Choice Portfolio: Conservative	Mutual fund	10,997		112,715
	Galliard Capital Management Stable Value Fund	Collective trust fund	796,637		796,637
	Total Investments, at fair value			$	3,366,224
*	Loans to participants	27 loans to participants with interest rates of 4.25% to 9.25%	—		122,758
	Total Loans to participants			$	122,758
	Total Assets held at end of year			$	3,488,982

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

COMPUTER DYNAMICS, INC. 401(k) AND PROFIT SHARING PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2009

Participant Contributions Transferred Late to Plan	Totals that Constitute Nonexempt Prohibited Transactions			
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 1,121	$ 1,121	$ —	$ —	$ —

During 2009, the Company identified an error related to employee and employer contributions transmitted incorrectly through payroll. The error resulted in the late remittance of elective deferrals and employer match for 30 participants in the amounts of $1,121 and $590, respectively, as prescribed by Department of Labor regulations. The Company made contributions to the affected participants' accounts to compensate those employees an aggregate of $87 for potential lost income due to this error. The Company has taken corrective actions.